March 12, 2024

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: John Coleman

Dear Sirs:

Re: Enertopia Corp. ("we", "us", "our", the "Company") Form 10-K/A for the Fiscal Year Ended August 31, 2023 File No. 000-51866 Filed February 1, 2024

We write in response to your letter of March 11, 2024 regarding the above referenced annual report.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1. We note your response to prior comment 3, acknowledging your responsibility to file a technical report summary to support your disclosures of mineral resources. Please submit the technical report summary for our review, along with your response. If the report is not yet available, advise us of the status of the work and the timeframe for completion.

Response: The Company includes herewith the requested technical report.

2. We note that you have proposed some revisions in response to prior comment 4, regarding assumptions underlying your estimates of resources. However, these continue to omit some of the required content. Please further modify your proposed disclosures to include (i) the point of reference in which the estimates of mineral resources were calculated, and(ii) the mineral price assumptions to comply with Item 1304(d)(1) of Regulation S-K.

Response:  Please see attached amended disclosure that includes the above requested information.

Yours truly,

ENERTOPIA CORP.

Per:   /s/ Robert McAllister

 Robert McAllister

 Chief Executive Officer

Item 2. Properties

Executive Offices

The address of our executive office is #18 1873 Spall Rd., Kelowna, British Columbia V1Y 4R2. Our main telephone number is (250) 870-2219. Our current location provides adequate office space for our purposes at this stage of our development.

West Tonopah Lithium Exploration Project

Property Introduction

The West Tonopah Lithium Project consists of 88 unpatented Lode Mining Claims that are 100% owned by Enertopia and encompass a contiguous land position of approximately 1,818 acers. The Property encompasses all of Sections 19 and 30 Township 42N and Range 4E, and parts of Section 20 Township 42N and Range 4E and Sections 24 and 25 Township 3N Range 41E (Fig. 1). The centroid of the Property in Lambert Conformal projection is at Latitude 38.092867028 and Longitude -117.305668157. The claims were acquired directly from the United States Department of the Interior, Bureau of Land Management. Estimated respective yearly holding fees to the BLM $14,520 and $1,068 to Esmeralda County NV. To date $10,500 has been capitalized to the project and $677,013 in exploration and property expenses have been recorded as mineral exploration expenses.

The lithium-claystone project occurs within the Big Smoky Valley basin of Esmeralda County, NV, approximately 4 miles (6.4 km) west of the Unincorporated Town of Tonopah. The Property can be accessed via the United States Highway Route 6, a well-maintained paved highway that divides the property into southern and northern portions. Additional road access within the property is via a paved two-lane road that extends north from US 6 and numerous trails located throughout the property. No written records have been located with respect to historic ownership or previous work on the project. However, several historic shallow pits believed to be from uranium exploration in the 1950's, 1960's exist on the project.

Enertopia has obtained surface authorization rights in the form of a Notice of Intent through the Bureau of Land Management Tonopah Field Office and a current NOI bond for $13,990 is held by the State of Nevada Minerals Division. There are no royalties applicable to the West Tonopah Lode Claims. If mineral extraction were to occur in the future on these claims, the State of Nevada would impose taxes.

Other State and Federal permits associated with an early exploration stage project include:

• In accordance with Nevada water law, the exploration company/individual must obtain a permit or waiver for the temporary use of water for mineral exploration prior to activities such as drilling. The acquisition of a water permit involves an application to the Nevada Division of Water Resources, which undergoes evaluation based on factors such as water availability, potential conflicts with existing rights, public interest, and impact on domestic wells (http://water.nv.gov).

• Plugging or exploration holes must usually begin within 30 days after data has been collected from the hole.

• Any mineral development or exploration activities conducted under the General Mining law of 1872 on National Forest System lands must be approved pursuant to the Surface management Regulations (36 CFR 228). An operator must provide information describing the proposed activity to the District Ranger (i.e., the approved Exploration Plan of Operations and bond).

• Road Use Permits and other Special Use Permits may be required for access and utilities.

If the West Tonopah Lithium Project ever advances to the production stage, an updated

Plan of Operations with all the construction and mining details needs to be submitted, and approved, by the BLM. A list of State and Federal permits and actions required during planning, development, construction, and before operation of Nevada mines and mills can take place has been summarized by the Nevada Bureau of Mines and Geology (2018).

Environmental Liabilities

With respect to environmental liabilities, the Company is subject to compliance with operating, reclamation, and monitoring measures outlined in the BLM's Notice NVN- 101244, and the general and specific performance standards outlined in 43 CFR subpart 3809.420.

Enertopia is exploring the Miocene-aged Siebert Formation sedimentary and volcaniclastic rocks in the Big Smoky Valley basin for their lithium-claystone potential. During 2021-2023, Enertopia conducted 1) 2021 prospecting and a winkie drill program, and 2) 2022 and 2023 sonic drill programs that collectively drilled 22 holes to a total depth of 4,913.0 feet (1,497.5 m). The Enertopia exploration program results demonstrate the Siebert Formation is enriched in lithium and that portions of the West Tonopah Lithium Project have a lithium inventory with reasonable prospects of eventual economic extraction. It is the Qualified Person's opinion that the exploration work conducted by Enertopia at the West Tonopah Lithium Project is reasonable and within the standard practices for the evaluation of lithium-claystone deposit type projects.

Property Location and Access Map Fig 1:

Claims Location Map Fig 2

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APEX GEOSCIENCE

Geological Setting

Tectonic extension, which began around 17 Ma, formed the Basin and Range Province physiography that is defined by alternating mountain ranges (horsts) and elongated valleys (grabens) attributed to crustal extension and faulting along the western margin of North America. Valleys and low-lying grabens in the Basin and Range Province are filled with sedimentary rocks eroded from nearby mountains, or accumulated evaporite deposits from playa lakes formed within the topographical lows. The Big Smoky Valley represents a drainage divide landform within the Tonopah Basin.

The Miocene Siebert Formation (17-13 Ma) was derived from volcaniclastic fluvial and lacustrine deposits that include mudstone, siltstone, sandstone, and conglomerate with intercalated pyroclastic flows and tuff. The mineralisation belongs to the lithium-claystone deposit type. The Siebert Formation, and particularly the mudstone dominant horizons, at the Western Tonopah Lithium Project are enriched in lithium. Of 754 sonic drill core samples logged and analyzed by Enertopia, the minimum and maximum lithium values range from below the minimum limit of detection (20 ppm Li) to 1,520 ppm Li with an average value of 583.1 ppm Li.

Mineral Resource Estimations

The mineral resource estimation work was conducted in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum definition standards and best practice guidelines, National Instrument 43-101 Standards of Disclosure for Mineral Projects, and in accordance with the requirements of S-K 1300.

The lithium-claystone resources defined in the technical report are constrained 1) stratigraphically to the Siebert Formation sedimentary and pyroclastic rock strata, and 2) are spatially split into the west and east resource areas divided by a Qualified Person-interpreted north-south trending fault.

Critical steps in the determination of the lithium-claystone resource model and estimations included:

•	Definition of the geology and geometry of the Siebert Formation sedimentary and pyroclastic rocks in the west and east resource areas utilizing a 10 m resolution Digital Elevation Model, and geological information from 5 winkie drillholes and 22 sonic drillholes.

•	Lithium grade estimation of the Siebert Formation blocks utilizing 766 lithium assays including 12 and 754 assays from the winkie and Sonic drill programs, respectively. To ensure lithium metal grades were not overestimated, composites were capped to specified maximum values of 1,250 ppm and 670 ppm in the west and east resource areas.

•	Based on the drillhole spacing and detail within the 3D geological model, a block model with a block size of 66 x 66 x 10 feet (or 20 m by 20 m in the horizontal directions and 3 m in the vertical direction was generated).

•	The Ordinary Kriging (OK) technique was used to estimate the lithium at each parent block within the Siebert Formation wireframe. A two-pass method was employed that used two different search ellipses.

•	The West Tonopah Lithium Project is a project of merit in that there is a concentration or occurrence of lithium-claystone in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. A conceptual pit shell based on theoretical, but reasonable, parameters (such as a lithium recovery of 80%) demonstrated that blocks contained within the conceptual pit satisfy the test of reasonable prospects for eventual economic extraction.

•	A nominal density of 1.70 g/cm3 was applied to convert the Siebert Formation block volumes to tonnage based on analogous Tonopah- and Siebert Formation-based mineral resource studies.

• In determining the lower cutoff value, the Qualified Person reviewed the Enertopia drill core assay database in conjunction with several lithium- claystone early-and advanced-stage projects in Nevada, including those in the Tonopah region (Fayram et al., 2020; Loveday and Turner, 2020; Cukor et al., 2022; Roth et al., 2022; RESPEC, 2023; Riordan et al., 2023). The QP considers a lower cutoff of 400 ppm Li is reasonable based on publicly available comparative information.

In consideration of Canadian Institute of Mining, Metallurgy, and Petroleum definition standards and S-K 1300, the west resource area is classified as indicated and inferred mineral resources and the east resource area is classified as an inferred mineral resource (Tables 1,2,3 below). Based on the total in-situ (global) ~~on a cutoff of 400 ppm Li and on~~ blocks contained within the conceptual pit shell, which utilizes a three year average lithium carbonate price of $26,500/tonne and a cutoff of 400 ppm li, the West Tonopah Lithium Project's mineral resource estimations are summarized as follows:

•	The west resource area has an indicated lithium-claystone resource estimate of 44,000 short tons (40,000 metric tonnes) of elemental Li (Table 1). The global (total) lithium carbonate equivalent (LCE) for the west indicated resource area, which is calculated by multiplying elemental lithium by a factor of 5.323, is 233,000 short tons (212,000 metric tonnes) LCE.

•	The west resource area has an inferred lithium-claystone resource estimate of 87,000 short tons (79,000 metric tonnes) of elemental Li (Table 2).
This translates to 463,000 short tons (420,000 metric tonnes) LCE.

•	The east resource area has a lithium-claystone inferred resource estimate of 5,000 short tons (5,000 metric tonnes) of elemental Li (Table 2). This translates to 27,000 short tons (25,000 metric tonnes) LCE.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that most inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Table 1 West Tonopah Lithium Project west resource area indicated lithium-claystone resource estimate. The indicated mineral resource is reported for the Siebert Formation as a total (global) volume and tonnage using a lower cutoff of 400 ppm Li ~~(bold font highlighted in grey)~~

West Resource Area Indicated Mineral Resource Estimate

	Rock Mass			Contained Metal
	Metric		Metric tonnes		Short tons
Li Cutoff	tonnes	Short tons	(t)		(st)		Average Li Grade
(ppm)	(t)	(st)	Li	LCE	Li	LCE	(ppm)

400	65,322,000	72,005,000	40,000	212,000	44,000	233,000	609

	~~Rock Mass~~		~~Contained Metal~~
			~~Metric tonnes(t)~~		~~Short tons(st)~~
~~Li Cutoff (ppm)~~	~~Metric tonnes (t)~~	~~Short tons (st)~~	~~Li~~	~~LCE~~	~~Li~~	~~LCE~~	~~Average Li Grade (ppm)~~
~~300~~	~~80,428,000~~	~~88,657,000~~	~~45,000~~	~~240,000~~	~~50,000~~	~~265,000~~	~~561~~
~~400~~	~~65,322,000~~	~~72,005,000~~	~~40,000~~	~~212,000~~	~~44,000~~	~~233,000~~	~~609~~
~~500~~	46,476,000	51,231,000	31,000	166,000	34,000	184,000	~~673~~
~~600~~	30,221,000	33,313,000	22,000	119,000	25,000	131,000	~~739~~
~~800~~	7,646,000	8,428,000	7,000	35,000	7,000	39,000	~~859~~
~~1000~~	~~264,000~~	~~291,000~~	~~-~~	~~1,000~~	~~-~~	~~2,000~~	~~1061~~

Note 1: Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Note 2: The weights are reported in United States short tons (2,000 lbs or 907.2 kg) and metric tonnes (1,000 kg or 2,204.6 lbs). The tonnage numbers are rounded to the nearest 1,000 unit, and therefore, may not add up.

Note 3: The density used to convert volume to tonnage is 1.70 g/cm3 for the Siebert Formation and the overburden/pediment.

Note 4: The mineral resource is contained within a conceptual pit shell in which blocks meet the test of reasonable prospects for eventual economic extraction. The estimation assumes a lithium recovery factor of 80%.

Note 5: To describe the resource in terms of the industry standard, a conversion factor of 5.323 is used to convert elemental Li to Li2CO3, or Lithium Carbonate Equivalent (LCE).

Table 2 West Tonopah Lithium Project west and east resource areas inferred lithium-claystone resource estimate. The inferred mineral resources are reported for the Siebert Formation as a total (global) volume and tonnage using a lower cutoff of 400 ppm Li ~~(bold font highlighted in grey)~~.

A) West Resource Area Inferred Mineral Resource Estimate

	Rock Mass		Contained Metal
	Metric		Metric tonnes		Short tons
Li Cutoff	tonnes	Short tons	(t)		(st)		Average Li Grade
(ppm)	(t)	(st)	Li	LCE	Li	LCE	(ppm)

400	109,366,000	120,556,000	79,000	420,000	87,000	463,000	722

	~~Rock Mass~~		~~Contained Metal~~
	 ~~Metric tonnes~~	~~Short tons~~	~~Metric tonnes (t)~~		~~Short tons (st)~~		~~Average Li Grade~~
~~Li Cutoff (ppm)~~	~~(t)~~	~~(st)~~	~~Li~~	~~LCE~~	~~Li~~	~~LCE~~	~~(ppm)~~

~~300~~	~~119,801,000~~	~~132,058,000~~	~~83,000~~	~~440,000~~	~~91,000~~	~~485,000~~	~~690~~
~~400~~	~~109,366,000~~	~~120,556,000~~	~~79,000~~	~~420,000~~	~~87,000~~	~~463,000~~	~~722~~
~~500~~	~~95,516,000~~	~~105,288,000~~	 ~~73,000~~	~~387,000~~ 	~~80,000~~ 	~~427,000~~ 	~~762~~
~~600~~	~~80,725,000~~	~~88,985,000~~	~~65,000~~	~~344,000~~	~~71,000~~	~~379,000~~	~~801~~
~~800~~	~~37,191,000~~	~~40,996,000~~	~~34,000~~	~~178,000~~	~~37,000~~	~~197,000~~	~~902~~
~~1000~~	~~4,153,000~~	~~4,578,000~~	~~4,000~~	~~24,000~~	~~5,000~~	~~26,000~~	~~1063~~

B) East Resource Area Inferred Mineral Resource Estimate

	Rock Mass		Contained Metal
Li Cutoff	Metric tonnes	Short tons	Metric tonnes (t)		Short tons (st)		Average Li Grade
(ppm)	(t)	(st)	Li	LCE	Li	LCE	(ppm)
400	9,314,000	10,267,000	5,000	25,000	5,000	27,000	499

C) Mineral Resource Estimate Summary Table

	Rock Mass		Contained Metal
	Metric tonnes	Short tons	Metric tonnes (t)		Short tons (st)		Average Li Grade
Classification	(t)	(st)	Li	LCE	Li	LCE	(ppm)
Indicated	65,322,000	72,005,000	40,000	212,000	44,000	233,000	609

Inferred	118,681,000	130,823,000	84,000	445,000	92,000	491,000	705

	~~Rock Mass~~		~~Contained Metal~~
	~~Metric tonnes~~	~~Short tons~~	~~Metric tonnes (t)~~		~~Short tons (st)~~		~~Average Li Grade~~
~~Li Cutoff (ppm)~~	~~(t)~~	~~(st)~~	 ~~Li~~ 	 ~~LCE~~ 	~~Li~~	~~LCE~~	~~(ppm)~~
~~300~~	~~18,119,000~~ 	~~19,972,000~~	~~8,000~~	~~41,000~~ 	~~8,000~~	~~45,000~~	~~425~~
~~400~~	~~9,314,000~~	~~10,267,000~~	~~5,000~~	~~25,000~~	~~5,000~~	~~27,000~~	~~499~~
~~500~~	~~3,503,000~~	~~3,862,000~~	~~2,000~~	~~11,000~~	~~2,000~~	~~12,000~~	~~578~~
~~600~~	~~967,000~~	~~1,066,000~~	~~1,000~~	~~3,000~~	~~1,000~~	~~4,000~~	~~650~~
~~800~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~
~~1000~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~

Note 1: Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Note 2: The weights are reported in United States short tons (2,000 lbs or 907.2 kg) and metric tonnes (1,000 kg or 2,204.6 lbs). The tonnage numbers are rounded to the nearest 1,000 unit, and therefore, may not add up.

Note 3: The density used to convert volume to tonnage is 1.70 g/cm3 for the Siebert Formation and the overburden/pediment.

Note 4: The mineral resource is contained within a conceptual pit shell in which blocks meet the test of reasonable prospects for eventual economic extraction. The estimation assumes a lithium recovery factor of 80%.

Note 5: To describe the resource in terms of the industry standard, a conversion factor of 5.323 is used to convert elemental Li to Li2CO3, or Lithium Carbonate Equivalent (LCE).

Collectively, the West Tonopah Lithium Project is predicted to contain 1) an indicated mineral resource in the west resource area of 44,000 short tons (40,000 metric tonnes) of elemental lithium, and 2) combined inferred mineral resources in the west and east resource areas of 92,000 short tons (84,000 metric tonnes) of elemental lithium. The west and east mineral resource areas are overlain by 71.9 and 11.0 million short tons (65.2 and 10.0 million metric tonnes) of overburden-pediment waste material, respectively.

~~In determining the lower cutoff value, the QP reviewed the Enertopia drill core assay database in conjunction with several lithium-claystone early-and advanced-stage projects in Nevada, including those in the Tonopah region (Fayram et al., 2020; Loveday and Turner, 2020; Cukor et al., 2022; Roth et al., 2022; RESPEC, 2023; Riordan et al., 2023). The QP considers a lower cutoff of 400 ppm Li is reasonable based on publicly available comparative information. Uncertainties and risks include mining and processing costs and lithium carbonate prices, both of which could influence the cutoff grade.~~

~~Cukor, D., Hilscher, B. (2022): Updated resource estimate, Zeus Lithium Project, Esmeralda County, NV; Prepared for Noram Lithium Corporation by ABH Engineering Inc., Effective Date December 1, 2022, 97 p.~~

~~Fayram, T.S., Lane, T.A., and Brown, J.J. (2020): NI 43-101 technical report, Feasibility Study Clayton Valley Lithium Project; prepared for Cypress Development Corp. by Global Resource Engineering, Effective Date August 5, 2020, 181 p.~~

~~Loveday, D., (2020). NI 43-101 Technical Report, TLC Property, Nye County, Nevada, USA; Prepared for American Lithium Corp. by Stantec Consulting Ltd., Effective date April 15, 2020, 105 p.~~

~~RESPEC (2023): SK 1300 technical report summary of the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA; prepared for American Battery Technology Company by Respec, Effective Date November 8, 2022, 96 p.~~

~~Roth, D., Tahija, L., Iasillo, E., Martina, K., Chow, B., Mutler, W., Bahe, K., Kaplan, P., Cluff, T., and Shannon, B. (2022): Feasibility Study NI 43-101 technical report for the Thacker Pass Project, Humbolt County, Nevada, USA; Prepared for Lithium Americas by M3 Engineering & Technology Corporation, Effective date November 2, 2022, 335 p.~~

Risks and Uncertainties

The mineral resource model and estimations are based on Enertopia's 2021-2023 exploration work at the West Tonopah Lithium Project. The lithium-claystone resources are subject to change as the project achieves higher levels of confidence in the geological setting, mineralisation, lithium recovery process development, and the implemented cutoff values. The current specific areas of uncertainty with the resource model include the inferred (speculated) fault zone that divides the west and resource areas, detailed stratigraphic modelling of specific Siebert Formation rock units, and the density used to calculate tonnage. The Qualified Person is not aware of any other significant material risks to the mineral resources other than the risks that are inherent to mineral exploration and development in general.With respect to mineral processing, there is no guarantee that the Company can successfully extract lithium from claystone in a commercial capacity. The extraction technology is still at the developmental stage and while the Company has conducted preliminary indicative leach test work, the Qualified Person notes that no optimisation, variability, or reproducibility work has been undertaken at this stage of the study. This work is required prior to any solution impurity purification work. As the technology advances, there is the risk that the scalability of any initial mineral processing bench-scale and/or demonstration pilot test work may not translate to a full-scale commercial operation.

Quality Assurance - Quality Control

The QP assessed Enertopia's QA-QC dataset, which consisted of sample standards and duplicate analyses. Sample blanks were not used. The Company conducted all analytical work at ALS Vancouver and no check labs were commissioned. All QA-QC work was conducted on the Company's drill core samples. The analytical results of the duplicate pairs and standard samples are presented in the text that follows.

As an assessment of data quality and estimate of precision or reproducibility of the analytical results, the average percent relative standard deviation (also known as the % coefficient of variation), or average RSD% is calculated using the formula: RSD% = standard deviation/mean x 100. Average RSD% values below 30% are considered to indicate very good data quality; between 30 and 50%, moderate quality and over 50%, poor quality.

The RSD% of the duplicate pair's ranges from zero to 34.4%. If the single duplicate pair samples with 34.4 RSD% is removed, then the reproducibility improves significantly such that RSD% range is zero to 4%. The QP concludes that most of the duplicate samples exhibit very good data quality. The reason for the single duplicate pair with an RSD% of 34.4% is not known; the QP recommends that these samples are revisited by Enertopia to check sampled IDs and the Company's dataset. It is possible that the sample needs to be re-analyzed. Figure 11.1 shows the precision of the duplicate pairs with an R2 values 0.9747; this would improve to a near 1:1 relationship if the 'outlier' duplicate pair described above was removed from the plot. It is the QPs opinion that the duplicate pair sample analysis shows excellent precision and reproducibility of analytical results.

The QP has reviewed the adequacy of the sample preparation, security, and analytical procedures conducted by Enertopia and found no significant issues or inconsistencies that would cause one to question the validity of the data. A reasonable practical level of sample security from the field to the analytical laboratories is maintained by Enertopia.

The QPs review of the QA-QC results provides the opinion that the data is of reasonable quality, minimal contamination occurred during sample preparation and at the laboratories, and the analytical results are repeatable with good precision and accuracy. The QP is therefore satisfied with the adequacy of the sample preparation, security, and analytical procedures as implemented by Enertopia. The resulting exploration and drill-hole assay databases are reasonable and sufficient for ongoing exploration activities and target generation. The core logging and drill core assay database is of reasonable quality to formulate three- dimensional models, define the geometry of mineralized zones, and for use in mineral resource estimations.

{W0433371}

It is recommended that Enertopia bolster its QA-QC protocols in the future by considering the addition of Certified Reference Materials, sample blanks, and a secondary check laboratory.

References

Cukor, D., Hilscher, B. (2022): Updated resource estimate, Zeus Lithium Project, Esmeralda County, NV; Prepared for Noram Lithium Corporation by ABH Engineering Inc., Effective Date December 1, 2022, 97 p.

Fayram, T.S., Lane, T.A., and Brown, J.J. (2020): NI 43-101 technical report, Feasibility Study Clayton Valley Lithium Project; prepared for Cypress Development Corp. by Global Resource Engineering, Effective Date August 5, 2020, 181 p.

Loveday, D., (2020). NI 43-101 Technical Report, TLC Property, Nye County, Nevada, USA; Prepared for American Lithium Corp. by Stantec Consulting Ltd., Effective date April 15, 2020, 105 p.

RESPEC (2023): SK 1300 technical report summary of the Tonopah Flats Lithium Project, Esmeralda and Nye Counties, Nevada, USA; prepared for American Battery Technology Company by Respec, Effective Date November 8, 2022, 96 p.

Roth, D., Tahija, L., Iasillo, E., Martina, K., Chow, B., Mutler, W., Bahe, K., Kaplan, P., Cluff, T., and Shannon, B. (2022): Feasibility Study NI 43-101 technical report for the Thacker Pass Project, Humbolt County, Nevada, USA; Prepared for Lithium Americas by M3 Engineering & Technology Corporation, Effective date November 2, 2022, 335 p.